The following is a portion of the presentation made at Valeant’s annual meeting of stockholders on May 20, 2014, relating to the Allergan transaction:

Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Valeant Pharmaceuticals International, Inc.

2014 Annual Meeting

May 20, 2014

Laval, Quebec, Canada

Forward-looking Statements

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

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More Information

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the Company uses non-GAAP financial measures that exclude certain items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The Company has provided preliminary results and guidance with respect to cash earnings per share, adjusted cash flows from operations and organic product growth rates, which are non-GAAP financial measures. The Company has not provided a reconciliation of these preliminary and forward-looking non-GAAP financial measures due to the difficulty in forecasting and quantifying the exact amount of the items excluded from the non-GAAP financial measures that will be included in the comparable GAAP financial measures. Reconciliations of historical non-GAAP financials can be found at www.valeant.com.

Note 1: The guidance in this presentation is only effective as of the date given, April 22, 2014, and will not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance.

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Thank You…

Patients, Doctors, Customers, Partners Colleagues Board of Directors Shareholders

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Strong Growth Platforms and Durable Products

Developed Markets Emerging Markets

(~$6B) (~$2.5B)

Derm Rx Aesthetics Dental

Eye Health

Neuro & Other

Consumer

Central/Eastern Europe/EMEA Russia/ CIS

Poland Turkey Middle East Latin America Brazil Mexico Argentina

Asia/South Africa China Vietnam Indonesia South Africa

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Our Operating Principles

1. Put patients and our customers first by maintaining the highest ethical standards in the industry

2. Select high-growth business segments (therapeutic areas and geographies) where the healthcare professional is still the primary decision maker

3. Maintain a bias toward durable products that are largely cash pay, or are reimbursed through private insurance

4. Focus our resources on bringing new products to the market (output), not R&D spend (input)

5. Maintain a decentralized operating model to ensure decisions are made close to the customer

6. Focus our promotional spending on customer-facing activities

7. Measure all of our operating units on organic growth and cash flow generation

8. Require Internal Rates of Return (IRR) significantly above our cost of capital, coupled with short-term cash paybacks for all of our deals

9. Directly link senior management compensation to long-term shareholder returns 10. Ensure tight controls and rigorous compliance standards while avoiding overspending

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Consistent Financial Performance

($ in millions)

Consistent high double-digit revenue growth and high single-digit organic growth High operating margins approaching 50%

Revenue

53% Revenue CAGR

48% Cash EPS CAGR

Aug-2013: Acquisition of Bausch + Lomb

Dec-2012: Acquisition of Medicis Corp

Sep-2010 Merger of Legacy Valeant with Biovail

$8.3 –$8.7B

$657M $830M $1.2B $2.4B $3.5B $5.8B

FY 2008A FY 2009A FY 2010A FY 2011A FY 2012A FY 2013A FY 2014E

Cash $8.55 -$0.81 $2.21 $2.05 $2.93 $4.51 $6.24 EPS $8.80E

Note: Historical financials for Valeant exclude certain pro forma run rate adjustments for completed acquisitions for which financials have not been made publicly available. Actuals prior to 2010 reflect only Legacy Valeant results and not combined with Biovail. 2010 Actual reflects results as filed under 8KA.

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Valeant + Allergan: A Powerful Combination for All Stakeholders

Patients – broad global range of Rx, OTC, and Device products; commitment to continue to bring viable new products/line-extensions to market, leveraging a faster and more efficient model Physicians/care-providers – only major pharma company whose primary focus is working to grow Dermatology, Aesthetics, and Eye Health specialties on a global basis Employees – opportunity to join an entrepreneurial, fast growing industry shaper; the bulk of our employees, including our senior leadership team, have come from acquisitions Shareholders – unrivaled value creation opportunity from applying the Valeant operating model to Allergan’s assets; eliminate inefficiencies and generate significant cash flow to fund value-creating opportunities for patients, physicians/care-providers, and employees

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Assertions Allergan Has Made

The Valeant model is not sustainable. You do not invest behind the products you buy and they do not grow.

The Bausch + Lomb portfolio is not growing. Your cost cuts are impacting top-line growth.

You slash and burn R&D and are not committed to innovation. You do not have a viable model for growth from innovation.

It is impossible for you to capture $2.7B in Allergan synergies without impacting top-line growth and eliminating attractive innovation.

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How We Plan to Answer These Assertions

Event: In-person investor/analyst meeting with webcast

Date & Location: May 28th, 8:00 a.m. ET, New York City, Venue: AXA Equitable Auditorium, 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York

Goal: Provide transparency into Valeant’s historic, current, and future operating performance

Format: Hear directly from Valeant’s leaders across businesses/geographies. Q&A to follow.

Presenters for May 28th (1/2)



Thomas J. Appio

- Vice President, North Asia/Japan
- Former Managing Director, China, Hong Kong and Taiwan at Bausch + Lomb
- Former General Manager, Korea and Hong Kong at Schering-Plough



Deb Jorn

- Vice President, Marketing Dermatology
- Former Vice President Global Marketing at Bausch + Lomb
- Former Group Vice President at Schering-Plough



John Connolly

- Vice President, Russia, CIS, General Manager, Russia
- Former Regional Manager, PharmaSwiss
- Former Commercial Director CEE, Wyeth



Pavel Mirovsky

- President and General Manager, Europe
- Former Chief Executive Officer for PharmaSwiss
- Former President Polpharma



Joe Gordon

- General Manager, Consumer Health Care
- Former VP, Sales & Marketing, OTC at Bausch + Lomb
- Former Vice President Sales at Wyeth

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Presenters for May 28th (2/2)



Dr. Tage Ramakrishna

- **Chief Medical Officer and Head of Research and Development and Quality, U.S.**
- Former Vice President Clinical Research at Progenics Pharmaceuticals
- Former Corporate Vice President of International Drug Safety at Nycomed



Gaelle Waltinger

- **Vice President, Western Europe**
- Former General Manager Germany, Austria and Switzerland for Bausch + Lomb
- Former marketing and sales roles at Novartis Pharma



Steve Sembler

- **President, OraPharma, Sr. Vice President, Neurology and Other**
- Former Chief Commercial Officer for OraPharma
- Former Vice President, Chief Commericial Officer at U.S. Pharma, Eisai



Leszek Wojtowicz

- **Vice President, Europe, General Manager, Poland**
- Been with Valeant since 2003
- Sr. PGM Pfizer



Tracy Valorie

- **Vice President, Pharmaceutical Marketing**
- Former Global Head of Glaucoma for Bausch + Lomb
- Former Global Commercial Lead of Ophthalmology for Pfizer

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What We Will Show on May 28th

Our decentralized operating model allows us to deliver a relentless focus on organic growth, customize the commercial models for each business/geography, and unleash entrepreneurship from high-quality, hard-working business leaders

We have maintained/accelerated revenue growth for almost all of the platform assets we have acquired

Bausch + Lomb’s organic growth has accelerated to 10%+ since we have acquired the company, almost exclusively through volume growth. We remain on track to overachieve our original synergy targets

What We Will Show on May 28th con’t

Our targeted, disciplined and highly efficient R&D approach and global R&D model has resulted in substantially more launches than our competitors over the last 6 years. We have a rich late-stage product pipeline that we have both developed internally and acquired through a number of our acquisitions. We will continue to augment this pipeline with late stage product in-licensing, partnerships and acquisitions to allow us to bring additional innovation to the marketplace

Our track record of capital allocation has generated superior cash-on-cash returns, short pay back periods, and show that in aggregate, across all our deals, we are significantly ahead of our deal models

Our operating model will substantially accelerate Allergan’s growth outside the U.S.

Valeant Pharmaceuticals International, Inc.

2014 Annual Meeting

May 20, 2014

Laval, Quebec, Canada